BRUCE S. MENDELSOHN

212.872.8117/fax: 212.872.1002

bmendelsohn@akingump.com

February 4, 2010

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mark P. Shuman

Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	FriendFinder Networks Inc.
Amendment No. 11 to Registration Statement on Form S-1
Filed on February 4, 2010
File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the telephonic comments given by Barbara Jacobs and Kathleen Collins of the staff (the “Staff”) of the Division of Corporation Finance and the Office of Chief Accountant, respectively, of the United States Securities and Exchange Commission (the “Commission”) to Akin Gump Strauss Hauer & Feld LLP, counsel  to FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”) on February 3, 2010.  On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, the requested changes have been included in Amendment No. 11 to the Registration Statement, which is being filed simultaneously with this response. Cross references contained in the Company’s responses are to the form of prospectus contained in Amendment No. 11 to the Registration Statement.

Telephonic Comment #1

The Staff has requested that the Company revise the prospectus to reflect the stock exchange on which it will be listed after the offering.

The Company has revised the Prospectus to reflect that the Company will be listed on the NYSE Amex upon the consummation of the offering.  Please see the front cover and pages 5, 36, 100, 129, 131, 164, 180, 181 and II-1.

Telephonic Comment #2

The Staff has requested that the Company state the reasons it believes it does not expect to receive an accountant’s “going concern” opinion for the fiscal year ended December 31, 2009 given the upcoming maturities of the Company’s 2006 Notes and 2005 Notes with an outstanding principal amount as of September 30, 2009, of $6.1 million and $38.4 million, respectively.

The Company is confident that, prior to the issuance of the accountant’s report on the December 31, 2009 financial statements, it will be able to either obtain a refinancing commitment or obtain an agreement with respect to an extension for the 2006 Notes and 2005 Notes (the “Notes”) beyond January 1, 2011.  To date, the Company is current in its payment and other obligations with respect to the Notes and all of its debt. The Company’s belief with respect to obtaining an extension, if needed, is based, in part, on the fact that the Notes are paying 15% per annum on a current basis and approximately 29.2% of such Notes are owned by affiliates of the Company.  In addition, the lenders have a further incentive to extend the Notes because the Notes are issued at the parent level and are subordinate to the subsidiary debt with respect to the major assets of the consolidated entity.

Mark P. Shuman

Division of Corporation Finance

February 4, 2010

The Company also notes the risk factors related to the Notes in the Registration Statement and respectfully submits that the Company’s risk factor disclosure under the section entitled “Risk Factors–Risks Related to our Business–We  have breached certain non-monetary covenants contained in agreements governing our 2006 Notes, 2005 Notes and Subordinated Term Loan Notes, and our subsidiary, INI, has breached certain non-monetary covenants contained in its agreements governing the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, which events of default have been cured by obtaining waivers or amendments to our note agreements. We cannot assure you that if additional defaults occur in the future we will be able to cure such defaults or events of default, obtain waivers and consents, amend the covenants, and/or remain in compliance with these covenants.” on page 19 and “We may not have the funds, or the ability to raise the funds, necessary to repay the 2006 Notes and 2005 Notes when they become due.” on page 30 adequately describe the risks associated with Company’s failure to restructure, extend the term or find alternative sources of financing to repay the Notes.  Furthermore, on page 19, the risk factor indicates “If all of our indebtedness was accelerated, we may not have sufficient funds at the time of acceleration to repay most of our indebtedness, which could have a material adverse effect on our ability to continue as a going concern.”  Therefore, the Company respectfully submits that the risks are apparent and adequately disclosed.

* * * * *

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 11 to the Registration Statement and (ii) four blacklined copies of Amendment No. 11 to the Registration Statement reflecting the changes made to the January 28, 2010 filing of Amendment No. 10 to the Registration Statement, and with each comment hand-marked next to the relevant revised language.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,

/s/ Bruce S. Mendelsohn

Bruce S. Mendelsohn

cc:

Marc H. Bell